

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 10, 2010

Via U.S. Mail and Facsimile

Tiger Jiujiang Mining, Inc.
c/o B.J. McDonald
5785 Cranley Drive
West Vancouver, B.C. Canada V7W 1T1

> **Re:** **Tiger Jiujiang Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-166823**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   We note portions of your filing do not include page numbers. In future filings please paginate the entire document, including financial statements.

3.   We note the references in your filing to your "officers and directors." However, it appears that only one person serves as your sole officer and director. Please revise.

4.   We note that the selling shareholders are offering 100% of your public float, that they have only held the shares since February 28, 2010, and that they are business associates, family or friends of your sole officer and director. Please tell us why the sale of 1.5 million shares by your selling shareholders is properly characterized as a secondary, rather than a primary offering. In the alternative, please tell us under which provision of Rule 415 you are relying in connection with such offering, and revise the cover page of your filing to identify the selling stockholders as underwriters. For additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.

5.   We note that your agent for service is in Canada. Please appoint an agent for service in the United States and provide the name, address and telephone number of such agent on your registration statement cover page.

Prospectus Cover Page

6.   We note your disclosure that with respect to your primary offering, the sales price to the public has been arbitrarily fixed at $0.05 per share until such time as the shares of your common stock are quoted on the Over-The-Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, it does not appear that you are eligible to do an at the market offering. See Securities Act Rule 415(a)(4). Please revise.

Risk Factors, page 6

7.   We note your disclosure that your sole officer and director, Ms. Chang, lives in Taiwan. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Ms. Chang. This risk factor should address the risk U.S. stockholders would face in:

- effecting service of process within the United States on Ms. Chang;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Chang;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Chang; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Chang.

    Alternatively, advise us as to why you believe such a risk factor would be unnecessary.

8.   Please add a risk factor that discloses all material risks of doing business in the People's Republic of China.

Use of Proceeds, page 16

9.   We note your disclosure that if phase I is not favorable, you will terminate the option and cease operations. Please disclose your use of remaining proceeds in such circumstance.

10.   To enhance investor understanding, please add in this section a table that sets forth the anticipated costs for completing phase I and phase II. Such presentation should distinguish between the total anticipated costs of completion for each phase, and the costs for which you would be responsible under the option agreement.

Selling Security Shareholders, page 20

11.   We note your disclosure at page 21 that none of the selling shareholders are related to your officers and directors. However, this does not appear to be consistent with your disclosure at page 18 that all placees to the private placement were either business associates, family or friends of your director. Please advise.

Plan of Distribution, Terms of the Offering, page 21

12.   In the subsections entitled "Procedures for Subscribing" and "Right to Reject Subscriptions," please distinguish clearly the procedures for investors purchasing in the company's primary offering from the procedures for investors purchasing in your selling shareholders' resale offering.

13.   Please describe how investors will know in advance whether their subscriptions will go towards the company's offering or the selling shareholders' offering. If investors will be incapable of determining this, add risk factor disclosure addressing the fact that investors will not know whether their investment will go toward the company or the selling shareholders.

14.   We note your disclosure on page 23 that until the minimum subscription level is reached, "all funds provided to Tiger as subscriptions will be held by Tiger." Please disclose here and on your prospectus cover page whether there will be an

escrow, trust or similar segregated account. Refer to Item 501(b)(8)(iii) of Regulation S-K. If there is an agreement as to the temporary custody of the funds, please file the agreement as an exhibit. In addition, please provide us with your analysis as to why you believe there are appropriate procedural safeguards to ensure that your primary offering will conform to all of the requirements of Exchange Act Rule 10b-9.

15.   We note your disclosure that checks for subscriptions must be made payable to the company. Please state explicitly in this section, if true, that investors may lose their entire investment notwithstanding the refund provision because the funds will not be held in an escrow account and potentially will be subject to creditors' claims. Please add related risk factor disclosure, if applicable.

16.   Please describe specifically how you will determine that the minimum subscription level of 1 million shares has been achieved, as well as who has the responsibility for making that determination. For example, we note your disclosure on page 2 that upon receipt of a subscription the funds will held for two days and then deposited to the credit of the company's bank account and, further, that the funds will have to clear the banking system prior to the subscription being accepted. Clarify where the two-day requirement comes from. In addition, it appears that such disclosure is not consistent with your disclosure at page 23 that upon reaching the sale of the minimum subscription level, all of the subscribed funds will immediately be deposited into the company's bank account. Please advise.

17.   Please disclose what happens if the company's offering is over-subscribed.

Description of Securities to Be Registered, page 24

18.   We note your statement on page 25 that "[a]ll shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid and non-assessable." Please provide a basis for this statement with respect to the shares that are not covered by your legality opinion.

Restricted Securities, page 25

19.   Please update your description regarding Rule 144 to reflect the current provisions of such rule.

Business Description, page 27

Acquisition of the Tiger Gold Property, page 27

20.   We note your description of Kiukiang Gold Mining Company as an "arms-length" Chinese corporation. Please clarify what you mean by this statement.

21.   Please disclose all material terms of the option agreement. For example, and without limitation, please disclose all material terms related to your obligation to prepay the net smelter royalty and all material terms related to the termination of the agreement.

Reports to Securityholders, page 29

22.   We note your disclosure that under Section 15(d) of the Exchange Act you will be required to file annual and quarterly reports, "special reports (8-K)," proxy statements and other information with the SEC. Please revise to clarify the source of your obligation to file proxy statements.

23.   Please note that the offices of the Securities and Exchange Commission in Washington, D.C. have moved. The Public Reference Room is currently located at 100 F Street, N.E., Washington, D.C. 20549. Please revise.

Description of the Property Under Option, page 29

24.   We note your disclosure at page 30 that if Kiukiang were to grant an option to another party, Kiukiang would be liable for your out of pocket costs for expenditures on the property, if any, in addition to any lost opportunity costs. Please clarify the source of such liability. For example, it does not appear that your option agreement specifies such liabilities.

Controls and Procedures, page 34

25.   We note your disclosure at page 34 regarding your evaluation of disclosure controls and procedures, changes in internal controls, and limitations on the effectiveness of controls. Please advise us why you have included such disclosure in your registration statement. For example, it is not clear why you have referenced information required to be disclosed in reports filed under the Exchange Act, as you have not filed such reports. In addition, please advise us how your disclosure controls and procedures were "ineffective."

Directors, Executive Officers, Promoters and Control Persons, page 35

26.   Please account more specifically for Ms. Chang's principal occupations and employment during the past five years. For instance, provide names of previous

employers, dates of employment and positions held. If there are any gaps in her employment, please briefly explain. In addition, please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Chang should serve as your director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

27.   Given that Ms. Chang will be devoting only six hours per week to your business, please disclose Ms. Chang's other time commitments.

Financial Statements

28.   We note you disclose that your financial statements "will be prepared by an independent Registered Certified Public Accountant." Please clarify in further detail why your financial statements will be prepared by your independent registered certified public accountant and tell us how you considered Rule 2-01(c)(4)(i)(B) of Regulation S-X. Alternatively, please modify this disclosure to state, if true, that your financial statements will be prepared management and not your independent registered certified public account.

Report of Independent Registered Public Accounting Firm

29.   We note your audit report does not include a statement that the financial statements are the responsibility of the company's management. Please obtain and file a modified audit opinion that conforms to the guidance in AU 508.08(c), as adopted by Rule 3200T of the Public Company Accounting Oversight Board.

30.   We note your auditors are located in Missouri, your headquarters are located in Washington, you are incorporated in Wyoming, and your mineral property interest is in China. Please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities. As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543, as adopted by Rule 3200T of the Public Company Accounting Oversight Board.

Statements of Operations

31.   Please limit your presentation of earnings/(loss) per share to amounts rounded to the nearest penny. Please do not present fractions of a penny. (e.g. $0.001 should be rounded to $0.00.)

Note 3 – Summary of Significant Accounting Policies

Mining Exploration Costs

32.   We note you disclose "In accordance with SEC Industry Guide 7, the Company charges mineral property acquisition costs and exploration costs to operations as incurred." Please note that the accounting guidance related to property acquisition costs and exploration costs is not contained within Industry Guide 7. As such, please remove this statement and replace it with a description of your accounting for mineral property acquisition costs and exploration costs.

33.   We note your policy to expense mineral property acquisition costs as incurred. Please tell us how your policy of immediate expense of these tangible assets conforms with the guidance of FASB ASC 805-20-55-37.

34.   We note you disclose your capitalized development costs will be amortized using the units-of-production method over the "estimated life of the probable reserve." Please tell us your basis for using probable reserves instead of the proven and probable reserves, or please modify your disclosure accordingly.

Signatures, page 53

35.   Please revise your signature page to clarify, if true, that Ms. Chang has signed on behalf of the company and also in her individual capacity as your principal executive officer, your principal financial officer, your controller or principal accounting officer, and your sole director.

Exhibit 5.1

36.   We note counsel's statement that he is not qualified to practice law in any jurisdiction other than the State of California, while his legal opinion is limited to federal law and the corporate law of the State of Wyoming. Please obtain and file a revised legal opinion that does not suggest that counsel is not qualified to opine on the laws of the relevant jurisdiction. In the alternative, please obtain and file an opinion from counsel licensed to practice in Wyoming.

37.   We note the legality opinion indicates that the shares of common stock "will be" validly issued, fully paid and non-assessable. Please ensure that the opinion that you file with your next amendment distinguishes between the outstanding shares to be sold by selling shareholders and shares to be issued in connection with your primary offering.

Exhibit 99.1

38.   Please tell us why your subscription agreement references "Osprey's" officers and directors.

Engineering Comments

Proposed Exploration Program, page 28

39.   In your discussion of the Phase 1 exploration program you state your intentions are to retain a North American educated geoscientist to evaluate and conform to American standards. Please tell us if this work has been included in your exploration budget and if so, the amount budgeted for this work.

Our Proposed Exploration Program-Plan of Operations, page 31

40.   We note you indicate your portion of the Phase 1 exploration program to be $30,000, and the balance of the $60,000 will be funded by Kiukiang, yet Exhibit-10.1 does not disclose this type of contractual arrangement with Kiukiang. Please tell us if you have a contractual relationship with Kiukiang in regards to Kiukiang providing 50% of the Phase 1 exploration funding and if so, please attach as an exhibit.

Our Operations in China, page 32

41.   We note you are subject to exploration permits and license agreements.   Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your property in the Republic of China.

Plan of Operation, page 39

42.   Please tell us more about the work involved to establish a grid over a 1 kilometer area including the estimated total man-hours, average hourly wage, and the total linear length to be surveyed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giuliano, Staff Accountant, at (202) 551-3319, or in his absence Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director